
LARGEST DOMESTIC ONSHORE
NEW FIELD DISCOVERY
IN OVER 30 YEARS
World Class Project

Filed pursuant to Rule 433
Dated May 13, 2020
Issuer Free Writing Prospectus
supplementing the
Preliminary Prospectus Supplement
dated May 13, 2020 and the
Prospectus dated September 28, 2017
Registration No. 333-220181

TORCHLIGHT ENERGY

INVESTOR PRESENTATION

MAY 2020

FORWARD-LOOKING STATEMENT

- This presentation of Torchlight Energy ("Torchlight" or "Company") contains forward-looking statements within the meaning of the federal securities laws. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, and goals, assumption of future events or performance are not statements of historical fact and may be deemed "forward-looking statements." Forward-looking statements can often be identified by the use of words such as "may," "will," "estimate," "intend," "continue," "believe," "expect," "plan," "propose," "projected," "seek," or "anticipate," although not all forward-looking statements contain these or other identifying words. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. Such forward-looking statements relate to, among other things: expected revenue, cash flow and earnings growth; estimates regarding oil and gas reserves, future oil and gas prices and present values of such reserves; strategies and timelines for growth of the Company's business; and projected capital expenditures. These statements are qualified by important factors that could cause the Company's actual results to differ materially from those reflected by the forward-looking statements. Such factors include, but are not limited to: the Company's ability to locate and acquire suitable interests in oil and gas properties on terms acceptable to the Company; the Company's ability to obtain working capital as and when needed on terms acceptable to the Company; the ability to integrate, manage and operate acquired oil and gas properties; the ability of the Company to build and maintain a successful operations infrastructure and to retain key personnel; possible insufficient cash flows and resulting illiquidity; government regulations; lack of diversification; political risk, international instability and the related volatility in the prices of oil and/or natural gas; increased competition; stock volatility and illiquidity; the Company's potential failure or inability to implement fully its business plans or strategies; the demand for oil and natural gas which demand could be materially affected by the economic impacts of COVID-19 and anticipated increases in supply from Russia and OPEC; general economic conditions; and the risks and factors described from time to time in the Company's offerings, reports and filings with the U.S. Securities and Exchange Commission (the "SEC"). The Company cautions readers not to place undue reliance on any forward-looking statements. The Company does not undertake, and specifically disclaims any obligation, to update or revise such statements to reflect new circumstances or unanticipated events as they occur.

- The views, opinions and advice provided in this presentation reflect those of the individual presenters, and are provided for information purposes only. The presentation has been prepared without taking into account the investment objectives, financial situation or particular needs of any particular person. No representation or warranty, expressed or implied, is made as to the fairness, accuracy, completeness or correctness of the information, opinions and conclusions in this presentation. To the maximum extent permitted by law, neither the Company nor any of its respective directors, officers, employees or agents, nor any other person accepts any liability, including, without limitation, any liability arising out of fault or negligence, for any loss arising from the use of the information contained in this presentation.

- Cautionary Note to Investors Concerning Oil and Gas Reserve Estimates: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only "Proved" reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. the company uses certain terms in this presentation such as "Probable" or "Possible" oil and gas reserves that are not recognized by the SEC and the Company.

FREE WRITING PROSPECTUS

- This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus.
- The Issuer has filed a registration statement (including a prospectus and the related Preliminary Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC Web site at sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus and related Preliminary Prospectus Supplement if you contact ThinkEquity, a division of Fordham Financial Management, Inc., Prospectus Department, 17 State Street, 22nd Floor, New York, New York 10004, telephone: (877) 436-3673 or email: prospectus@think-equity.com.

INVESTMENT HIGHLIGHTS

PERMIAN PURE PLAY

- Torchlight's strategy is to execute the de-risked development of its Orogrande Project, located within the Permian Basin, one of the most prolific basins in the world, and to swiftly and efficiently create substantial shareholder value.
- **Independently appraised by Stimulation Petrophysics to have 3.7 Billion BOE RECOVERABLE (Mean Case)**
- The Company entered the Permian Basin at comparatively attractive leasehold valuations, and is continually seeking to expand its development footprint within the basin, and to monetize when timing is right

STRATEGICALLY DIVERSE

- The Company's high potential and diverse asset base provides a strong base for continual development
- The company's core asset is its Orogrande Project. Other assets are comprised of its Midland (Project Hazel) and Delaware Basin (Winkler Project) and each asset has multi-bench optionality
- Within the three basins, the Company expects to drill and complete wells in the Wolfcamp A, B, C, Upper and Lower Second Bone Spring, Third Bone Spring, and the Pennsylvanian, Barnett and Woodford in the Orogrande

BALANCE SHEET CLEANUP & EXTENSIONS

- **Extension of development agreement with University Lands into 2021**
- **Limited current drilling requirements, with minimal cash outlay (Hazel Only), reduced expenses**
- **No immediate maturities on debt, extended into 2021**
- **Recently converted $7.5 million of debt into WI in Orogrande at $1,100 per acre (March 10, 2020), ~ $100 MM imputed valuation**

WELL-ESTABLISHED LEADERSHIP

- Leadership team has experience in exploring, operating, producing and financing oil and gas companies
- Rich Masterson, the Company's consulting geologist has deep domain experience in the Permian Basin and is responsible for leading acquisition, development, and technical efforts
- The team has experience with Anadarko, Chesapeake, Concho, Petrohawk/BHP, Occidental, Shell, Maverick, and McCabe Petroleum
- Our senior management team's interests are aligned with that of shareholders, as collective insider ownership is 27%

TORCHLIGHT OVERVIEW

CORPORATE HIGHLIGHTS

- Focused on developing and producing Permian Basin assets, more specifically Orogrande which has largely been de-risked
- Over 100,000+ net acres (not net effective, actual)
- 2019 - 2020 move to monetization of non-core assets and market the Company/Orogrande for partnership and/or ultimate sale to larger established public E&P (stock sale)
- **Near term strategy:**
  - Continue to further define the Orogrande Projects potential and scalability
  - Hazel acreage being marketed to focus on Orogrande
  - Winkler acreage being monetized to focus on Orogrande


TEXAS
Winkler Project
Project Hazel
Orogrande Project

TORCHLIGHT SNAPSHOT

PROJECT	GROSS ACRES	PARTNER(S)	2018-2020 D&C WELLS
Orogrande Project	134,000	Wolfbone Investments	5
Hazel Project	12,000	Private Family Offices	2
Winkler Project	1,000	Meco IV	1

TORCHLIGHT ENERGY RESOURCES

RECENT PROACTIVE DEVELOPMENTS

- Extension of debt maturities into 2021
- Recent debt conversion of $7.5 million into 6% WI in Orogrande, valuing the acreage at $1,100 per acre (announced March 10, 2020)
  - (134,000 x 6% = 8,040 acres) (Investors had rights to receive principal, accrued interest and bonus of $9 million total) (converted all into WI = $9,000,000 / 8040 = $1,119 per acre) see 8K on March 10, 2020 for full description
  - Remaining 66.5% WI in the Orogrande values Torchlight's position approximately $100 Million (a 60% discount to current market value of our common shares)
- University Lands has given us an extension of all current drilling requirements (deferred one year) so that we have no further obligations until 2021
  - 2021 drill 4 wells – Likely TRCH spend of approx. $12 MM by end of 2021
  - Allows for no capex during the pandemic and oil and gas crisis
- Company to continue to market and over time develop our world class project

MANAGEMENT TEAM

JOHN BRDA
Chief Executive Officer
President
Director

Mr. Brda has been our President and Secretary and a member of the Board of Directors since January 2012. He was promoted to CEO in December of 2014 with the exit of our co-founder Tom Lapinski. Mr. Brda, who also co-founded the Company, has been the Managing Member of Brda & Company, LLC since 2002, which provides consulting services to public companies—with a focus in the oil and gas sector. Core competencies include capital formation, equity and debt financings, strategic business development and securities regulation matters. With over 20 years of investment banking experience, including 5 years as a fund manager prior to becoming a consultant, Mr. Brda has the knowledge and experience to execute and ensure success for his client companies. Over that time, Mr. Brda, either originated, invested in, or placed over $70 million in financings. He graduated college in 1988 with a B.S. in Finance from Southern Illinois University, Carbondale, IL.

ROGER N. WURTELE
Chief Financial Officer

Mr. Wurtele is a versatile, experienced finance executive that has served as Chief Financial Officer for several public and private companies. He has a broad range of experience in public accounting, corporate finance and executive management. Mr. Wurtele previously served as CFO of Xtreme Oil & Gas, Inc. from February 2010 to September 2013. Since May 2013 he has worked as a financial consultant for us. From November 2007 to January 2010, Mr. Wurtele served as CFO of Lang and Company LLC, a developer of commercial real estate projects. He graduated from the University of Nebraska and has been a Certified Public Accountant for 40 years.

RICH MASTERSON
Consulting Geologist

Originated the Hudspeth County Orogrande Prospect as well as the Wolfbone Unconventional Play in the Delaware Basin where he has prepared prospects totaling over 150,000 acres that have been leased, drilled and currently being developed by: TROX, Eagle Oil and Gas/Rosetta/Devon, Browning Oil/ J Cleo Thompson/OXY, CWEI/Noble, EXL/Samson, Piedra/Brigham, Atlantic Exploration/Centennial, Energen, Anadarko, Shell/Chesapeake, Arabella Exploration, Red Willow, Concho and Petrohawk/BHP. Rich has created numerous prospects and discoveries throughout the Permian Basin from 2500' TD to 17000' TD since he began his career as a Geologist with Texaco in 1974. Rich holds a BA in Geology from Trinity University in San Antonio, TX and is a member of the West Texas Geological Society.

BOARD OF DIRECTORS

GREGORY MCCABE
Chairman of the Board

Mr. McCabe, from Midland, Texas, is an experienced geologist who brings over 32 years of oil and gas experience to the Company. He is a principal of numerous oil and gas focused entities including McCabe Petroleum Corporation, Manix Royalty, Masterson Royalty Fund, G-Mc Exploration. McCabe has been involved in numerous oil and gas ventures throughout his career and brings a vast experience in technical evaluation, operations and acquisitions and divestitures to the Torchlight Board. McCabe is Torchlight's largest shareholder and provided entry for the Company into its two largest assets, the Hazel Project in the Midland Basin and the Orogrande Project in Hudspeth County, Texas.

ALEXANDRE ZYNGIER
Director

Mr. Zyngier founded Batuta Advisors in 2013 to pursue high return investment opportunities in the distressed and turnaround sectors. Mr. Zyngier has over 20 years of investment, strategy, and operating experience. He is currently a director of Atari SA, AudioEye, Inc. and a director of GT Advanced Technologies Inc. Mr. Zyngier has worked as a Portfolio Manager, investing in public and private opportunities, at Alden Global Capital, Goldman Sachs & Co. and Deutsche Bank Co. He was also a strategy consultant at McKinsey & Company and a technical brand manager at Procter & Gamble. Mr. Zyngier holds an MBA in Finance and Accounting from the University of Chicago and a BSc. in Chemical Engineering from UNICAMP in Brazil.

ROBERT LANCE COOK
Director

Mr. Cook has more than 40 years of experience in the oil and gas industry where he held senior positions with Shell Oil as a Wells Engineer. Mr. Cook retired from Shell in 2016 after 36 years of service. He most recently held position as Chief Scientist for Wells and Production Technology. Mr. Cook helped conceive and develop the Sirius Well Manufacturing System (SWMS) JV; a Joint Venture company that builds specialized oilfield equipment for large scale development programs. Mr. Cook's role as Chief Scientist at Shell involved advising the Senior Executives on technical issues and working with leading internal and external scientists to help Shell stay at the forefront of energy technology innovation. During his career Mr. Cook has also been credited with over 100 oil and gas industry patents.

MICHAEL J. GRAVES
Director

Mr. Graves is a Certified Public Accountant, and since 2005 he has been a managing shareholder of Fitch & Graves in Sioux City, Iowa, which provides accounting and tax, financial planning, consulting and investment services. Since 2008, he has also been a registered representative with Western Equity Group where he has worked in investment sales. He is also presently a shareholder in several businesses involved in residential construction and property rentals. Previously, he worked at Bill Markve & Associates, Gateway 2000 and Deloitte & Touche. He graduated Summa Cum Laude from the University of South Dakota with a B.S. in Accounting.

CONSULTING PARTNERS

MICHAEL ZEBROWSKI
Consultant

Mr. Zebrowski has 43 years of experience in Geoscience Management for Amoco, Mitchell Energy & Development, and Hess Corporation. He has extensive management experience in on- and off-shore Conventional and Unconventional Hydrocarbon projects as well as leading exploration efforts; Mr. Zebrowski is a proven oil finder in the discovery of 40 oil and gas fields throughout his career. He is also a consultant with expertise in Management, Geology, Geophysics, Log Analysis, Petroleum Systems, Well Operations Economics, and Pore Pressure Global Hess Wells.

DANIEL ZEBROWSKI
Consultant

Mr. Zebrowski has extensive experience in managing Conventional and Unconventional resource plays as well as exploration and geologic/geophysical consultation. He has served as Unconventional Team Lead for both Vaalco Energy (USA), Inc. and Southwestern Energy Production Company where he managed all domestic G&G activities for conventional and unconventional resource plays, executed exploration/exploitation programs for assigned areas, implement strategic technologies and best practices workflows for EGY core operating areas. He has also served as Sr. Vice President and Exploration Manager for Vermillion Companies where he directed exploration staff of which included geologists, geophysicists and support staff.

MIKE MULLEN
Consultant

Mr. Mullen is the president and founder of Stimulation Petrophysics Consulting, LLC. He has over 42 years of oil field wireline logging and formation evaluation experience. Previously, during his 25-year career with Halliburton, Mr. Mullen developed techniques for the analysis of conventional and unconventional reservoirs with a stimulation treatment design and optimization from wireline logging measurements. He also was involved with the development of software models used by Halliburton throughout the world to evaluate Tight Sands, Shale Gas, Shale Oil, and Coalbed Methane. He has contributed to over 30 technical papers on formation evaluation and one textbook on Coalbed Methane.

PERMIAN FOCUSED

INTERCONNECTED PERMIAN BASIN

TORCHLIGHT TARGET REGIONS



Early Permian Paleogeography (275 Ma)
Pedernal Uplift
Northern Shelf
San Simon Ch.
Central Basin Platform
Midland Basin
Eastern Shelf
Orogrande Basin
Delaware Basin
Study area
Sheffield Ch.
Val Verde Basin
Pedregosa Basin
Marathon Uplift
Southern Shelf
Equator
Panthalassic Ocean
(Blakey, 2011)

TORCHLIGHT ENERGY RESOURCES OROGRANDE BASIN - ONSHORE

PROJECT OVERVIEW

- Orogrande Basin - 134,000 Acres Under Lease
- ***World Class De-risked Upside*** in Potential Hydrocarbon Resource (Recoverable) – Independent 3rd party valuation from Stimulation Petrophysics
  - **Low Side Case** 2.3 Billion Barrels
  - **Median BTE Case** 3.7 Billion Barrels
  - **High Side Case** 5.0 Billion Barrels
- 6 Pilot wells drilled for Technical Data Collection and 2 Short Horizontal Tests
- **A25 #1H Well is Horizontal and Productive - produced at 2.2 MMCFPD initially**
- **A25 #2 Drilled to Woodford, cased and awaiting testing**
- **A35 #1H Horizontal Well - Established Oil and Gas Production (33 BOEPD)**
- Unconventional and Conventional Reservoir Targets
- Independent Petrophysical Evaluation by Stimulation Petrophysics
- Excellent pipeline take way and marketing capacity
- Closest field to 2 LNG plants in Mexico - Baja
- Interpretation Project – Digital Database, Workstations to Show Potential Buyers
- Scoping Economics depict each major zone makes significant NPV per well, which range from $4.6MM - $10.3MM (pre-tax) $50 oil, $3 gas



OROGRANDE PROJECT

NEW FIELD DISCOVERY

ASSET OVERVIEW

- 134,000 acres all under University Lands D&D Unit
- 66.5% working interest
- 6 vertical test wells and 2 horizontal successfully drilled to date
- Finished drilling 2 well program announced Q4
  - CONFIRMED BARNETT AND WOODFORD ACROSS ACREAGE
  - CONFIRMED OIL AND GAS FROM SHORT HORIZONTAL UPPER PENN WELL
- First 2018 horizontal well drilled, completed and in testing phase (Initial tests positive with 2.2MMCFPD rate, choked back to 1.2MMCFPD)
- Second Horizontal (2020) 15 BOPD Oil, 120 MCFPD gas (33 BOED) 100' horizontal interval
  - Potential for 1500 BOD and 12 MMCFPD from a 10,000 lateral
  - 37 to 41 API Oil
- Confirmation of petroleum system in place

TARGET BENCH CHARACTERISTICS

- Oil and Gas confirmed
- Potential from Shallow Wolfcamp; Confirmed Penn Silt Package of over 600' to 800'; Confirmed structural pay from Atoka
- Pay zone depths – 3,000' to 7,500' with primary Penn pay at 5,300' to 5,900'
- Based on similar Midland Basin EUR's – potential EUR's of 4 to 6 million barrels per section with horizontal potential of 12 -18 horizontal wells per section
  - *4 to 6 benches in the Upper Penn formation*
- Potential 3.7 Billion Barrel recoverable reserves includes: Wolfcamp, Upper Penn, Barnett and Woodford unconventional zones



SHELF
HUECO MNTS
SMALL THROW SURFACE FAULTING
FAULT SURFACE DRAINAGE CHANGES
1
2
3
4
5
6
LOW
LARGE THROW FAULT
LARGE THROW UPTHROWN FAULT ZONE
LACK OF WELL CONTROL
UPTHROWN MINOR FAULTING TO OUTCROP
OROGRANDE PROSPECT

TORCHLIGHT ENERGY

PENN ISOPACH MAP

This map integrating all the data shows the thickness of the Penn Interval on the Torchlight Energy Resources Acreage

Blue Colors Thickest Zones

Within this overall interval are 4-6 individual prospective zones for drilling Horizontal Wells

The Overall Interval Thickness ranges from 600-800 ft over most of the Acreage



Bennett Ranch 25 Unit #1
Serengeti B1 #1
795
Rich A11 #2
Rich A11 #1
688
Maverick A24 #1
Founders B19 #1
688
A25 # 2
626
Founders A25 #1
Cactus A35 #1
Cactus A35 #1H
Hueco A39 #1
718
Outlaw C47 #1
Big Iron C45 #1
Drifter C49 #1
646
Ranger C50 #2
702
Sizzler D5 #1
684
Theisen #1
El Paso
Texaco #1-27
750
700
650
600
805
789
773
756
742
726
710
696
679
663
649
633
617
603
586
570
554
540
524
507
493
477
461
447
430
414
400

OROGRANDE CHECKLIST (UNIV. RICH A11)

#	ITEMS	PRESENT	DESCRIPTION	MIDLAND COMPARISON
1	Huge Contiguous Acreage Block	✓	134,000 acres	-
2	Low Initial Costs	✓	Deal Structure	-
3	Shallow Depth	✓	<6,200 ft.	7,800' to 9,000'
4	Thickness of Reservoir	✓	~700 ft.	300' to 700'
5	Mud Log Chromatograph	✓	200 to 700 GU w/C4	50 to 600 CU w/C4
6	Sample Oil Cuts	✓	Fair to good flash white	Fair to good bwh flash
7	Porosity	✓	4.5% to 9%	3.5% to 8%
8	Permeability	✓	.001 to .05 md	.0001 to .05 md
9	High Resistivities / Invasion Profile	✓	35 to 160 ohms RT	25 to 200+ RT (in silt)
10	Brittleness	✓	No Ductile shale	Scattered Ductile high clay units
11	Low Clay	✓	12% to 27%	15% to 46%
12	Silica Rich	✓	35% to 55%	30% to 55%
13	Thin Carbonates	✓	Scattered throughout silt	Scattered throughout silt
14	Calcite Cement	✓	Calcite and Dolomite	Calcite
15	TOC	✓	1.8 to 3.08	.8 to 1.1
16	Thermal Maturity	✓	.81 to .90 Oil Window	.8 to 1.1 Oil Window
17	Matrix Permeability	✓	850 to 1,700 Nanodarcies	400 to 1,300 Nanodarcies
18	Pore Throat Sizes	✓	10 to 350 Nanometers	-
19	Hi / Oi	✓	Type II Kerogen	Type II/III Kerogen
20	Si / TOC	✓	55 to 61 Oil Mature	-
21	S2 / TOC	✓	2 to 2.8	2.05 to 2.5
22	Gas-filled Porosity	✓	2.65	2.08

TORCHLIGHT ENERGY

OROGRANDE BASIN

IS THERE A MARKET FOR THIS WORLD CLASS PROJECT?

- 1) The best time to explore is when costs are down. Majors are slowing down drilling, but increasing exploration: https://www.barrons.com/articles/exxon-mobil-oil-production-exploration-permian-basin-rigs-51583443386
- 2) Saudi Arabia invests in four major European oil companies. The country that controls the price of oil is making a strong bet on the industry:
- https://www.reuters.com/article/us-health-coronavirus-saudi-oil/saudi-arabia-buys-stakes-worth-1-billion-in-european-oil-companies-wsj-idUSKCN21R01W
- 3) Drop in oil prices could lead to a rise in gas prices:
- https://btuanalytics.com/natural-gas-historic-reversal-of-fortune-oversupply-to-drastically-short-in-months/
- 4) LNG is the future of hydrocarbon for Asia, and Baja California is 12 shipping days closer than the Gulf Coast:
- https://www.reuters.com/article/sempra-lng-costa-azul/update-1-sempra-confirms-decision-on-mexico-lng-project-may-delay-decision-on-texas-plant-idUSL4N2BH55D
- 5) Total purchases project in Uganda for $2 per potential barrel in the ground
- https://www.hartenergy.com/news/tullow-oil-exits-uganda-project-575-million-sale-total-187211?mkt_tok=eyJpljoiWlRrMVlqTTJabVZrTWpZeSlslnQiOiJXaEhacG1VQXRkTDJVSURGaTNITUh4eGcyaHRCWmJMNINjRzE4WVdqVlZ1NjBpUmo1NHNaSnpyXC9kNHBxMmdNTmUrRU43U2UxR3lUdnpOd09PR3pBWXh2aVZaUUt0NnBLaDdzTXk4dG9va254eEpmcEViV0Y4QVVaVU5jZkExa2cifQ%3D%3D

PROJECT HAZEL-MIDLAND BASIN

MARKETED

ACREAGE OVERVIEW

- 12,000 gross (9,600 net acres), 80% WI (operated)
- Rich Masterson (geologist) originated project
- 74-75% Net Revenue Interest
- 19 contiguous sections leased in the AMI
- First two wells have been vertical to establish the science
- Targeting the Wolfcamp A & B
- Secondary targets include the Leonard and Dean and potential Wolfcamp D
- Lease requires one well every six months to hold the entire 12,000 acre block for 18 months, then two wells every six months starting summer of 2018
- Offset operators include Private Equity Backed and Public Operators

TARGET BENCH CHARACTERISTICS

- **Primary Target:** Wolfcamp A & B
  - excellent quality shown in full core samples for both A & B
  - 150 to 350 ft. of thickness
  - Likely require 6 to 8 laterals per bench
  - Potential for 12 to 16 horizontal wells per section
  - 200 long lateral locations, assuming only 2 benches
  - Excellent IRR's 40% to 65% depending on lateral length, costs, and commodity pricing
- High quality oil and 1,500+ BTU gas
- Excellent logs and cores showing significant pay potential
- First 5000' Horizontal well drilled and tested, currently shut in


HAZEL PROSPECT
CONTRACT ACREAGE

TORCHLIGHT ENERGY

PROJECT HAZEL-MIDLAND BASIN

OFFSET OPERATORS

- The Project Hazel acreage is surrounded by many successful oil and gas wells dating back to the 1960's
- Drilling and completion activity continues to approach the Project Hazel and as new locations are spud they will continue to de-risk Project Hazel
- Operators within Sterling, Tom Green, and Irion counties include private, private equity backed, and public independent companies such as:

Hunt Oil Company
devon
OXY
Banner Resources
Own Resources
Independence Resources Management
Compass
Broad Oak Energy
Discovery Natural Resources
3ROC Three Rivers Operating Company



Permitted Location
Dry Hole
Oil
Gas
Oil / Gas
Plugged Oil
Plugged Gas
Canceled / Abandoned Location
Plugged Oil / Gas
Injection / Disposal
Core Test

Torchlight Energy

WINKLER PROJECT

MARKETED

ACREAGE OVERVIEW

- 1,080 gross acres, 12.5% WI (non-operated)
- Private Equity backed MECO IV to operate the leasehold
- Rich Masterson (geologist) originated project
- 10,000-foot laterals
- First well in production in Sec. 47
- Contains six prospective benches or "stacked pay zones" where as many as 20 long laterals can be drilled

TARGET BENCH CHARACTERISTICS

- **Primary Targets:**
  - Wolfcamp A & B
  - Upper 2nd Bone Spring
  - Lower 2nd Bone Spring
- **Secondary Targets:**
  - Wolfcamp C
  - Third Bone Spring



35
34
19
37
38
39
30
48
47
46
71
45
90
91



Upper 2nd Bone Spring
Lower 2nd Bone Spring
Wolfcamp A
Wolfcamp B

WINKLER PROJECT

OFFSET OPERATORS

- The Winkler Project is located at a hotspot for horizontal development activity and is offset by more than 13,000[1] successful wells
- Offset Operators in Winkler county Include:

eog resources

LILIS ENERGY

OASIS PETROLEUM

RSP PERMIAN

OXY

JaggedPeak ENERGY

XTO ENERGY

FELIX ENERGY


Permitted Location
Dry Hole
Oil
Gas
Oil / Gas
Plugged Oil
Plugged Gas
Canceled / Abandoned Location
Plugged Oil / Gas
Injection / Disposal
Core Test

1. Accounts for both horizontal and vertical wells in Winkler County, source Drilling Edge

WINKLER PROJECT

RECENT OFFSET INITIAL PRODUCTION ANNOUNCEMENTS

OPERATOR	WELL NAME	INITIAL PRODUCTION (BOE/D)	TARGET BENCH	LATERAL LENGTH
EOG	Neptune 10 St Com 701H	5,237	Wolfcamp A	8,842
EOG	Hound 30 Federal 704 H	4,528	Wolfcamp A	7,000
Jagged Peak	UL 26-27 #1H	2,272	Wolfcamp B	9,600
Lilis Energy	Bison #1H	2,014	Wolfcamp B	6,900
Lilis Energy	Tiger #1H	1,803	Wolfcamp B	4,108

Source: Drilling Info, Wood Mackenzie, RSP Permian Investor Presentation, Lilis Energy Investor Presentation

INCREDIBLE UPSIDE
MAJOR DISCONNECT

CURRENT VALUATION METRIC

- 100,000 net acres in the company
- Market cap of $32 million
- Presently valued at only $320 per acre (rare for Permian Basin, most notably considering our recent discovery)

OROGRANDE UPSIDE ONLY

- Independently Appraised 3.7 Billion BOE recoverable project
- 89,110 net acres
- 600' to 800' thick Penn section that will require minimum of two or possibly three bench laterals to drain
- Newly discovered shallow section over 1,500' interval encompassing conventional and unconventional pay
- Newly discovered structural deep conventional pay zones under structure
- According to 2D seismic, magnetic and gravity maps, can be as high as 20,000 acres under structure

ACREAGE VAULATION

COMPANY ESTIMATES ***(using simple math, extrapolating value imputed by recent WI conversion in Orogrande at $1100)***

- Taking Orogrande only and attributing zero value for Hazel and Winkler:
- $1,100 an acre = $98 MM market cap
- $2,500 an acre = $222 MM market cap
- $7,500 an acre = $668 MM market cap
- As successful drilling occurs, increase in the valuation per acre historically follows. Company expects to transition from exploration to value driven asset play.
- Along with development of Orogrande, Torchlight's two pronged approach is to create value from relationship driven acquisition followed by scientific proving and industry marketing to monetization. Management has prior experience in mineral and land acquisition and divestiture.

FINANCIAL SUMMARY

Capitalization Pre-Offering

Common Shares Outstanding	81,824,047
Unvested Restricted Shares	262,001
Options (WAEP $1.39)	6,917,768
Warrants (WAEP $1.21)	6,848,760
Conversion Rights of Convertible Note Holders*	15,486,314

* $17,000,000 of debt with conversion rights at a weighted average conversion price of $1.10

Financial Snapshot

Oil and gas properties, net[1]	$40,188,391
Total liabilities[2]	$18,526,890

[1] As of 12/31/19, excluding subsequent working interest adjustments and any impairment charges.

[2] As of 12/31/19, adjusted to give effect to a reduction of $7,330,849 in principal and interest of promissory notes converted into an aggregate 6% working interest in our Orogrande Project.

Reference Forms 8-K filed on March 10, 2020 and April 27, 2020 for transaction details.

TORCHLIGHT ENERGY

SUMMARY

PERMIAN FOCUSED

- Orogrande Project – 134,000 Acres, Orogrande Basin
- Project Hazel – 12,000 Acres, Midland Basin
- Winkler Project – 1,080 Acres, Delaware Basin

GROWTH THROUGH OPERATIONAL SUCCESS

- Focused on delineation and development of the Orogrande project
- Hazel Project and Winkler Project to be divested
- Mitigate risk through advanced geological and engineering review
- Utilize next gen technology to increase Estimated Ultimate Recovery and Initial Production
- No near term maturities on debt, reduced expenses, able to ride out the current storm

EXCELLENT MANAGEMENT TEAM

- Team has the comprehensive skillset to create shareholder value through successful organic drillbit growth, utilizing science as the driver
- Management has experience at the highest levels with top tier independent and integrated oil and gas companies
- Management's 27% equity stake fully aligned with shareholders

CORPORATE CONTACT INFORMATION

TORCHLIGHT ENERGY
5700 W. Plano Pkwy #3600
Plano, TX 75093
214-432-8002
www.torchlightenergy.com

INVESTOR RELATIONS
Derek Gradwell
Integrous Communications
512-270-6990
ir@torchlightenergy.com